

November 6, 2014

<u>Via Email</u>
Mr. Kent Wilson
Chief Executive Officer
WBK 1 Inc.
1530 W Lewis Ave
Phoenix, AZ 85007

      Re: WBK 1 Inc.
              Amendment No. 2 to Form 10
              Filed October 24, 2014
              File No. 000-55285

Dear Mr. Wilson:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Financial Statements</u>

<u>Statements of Operations, page F-4</u>

1. We note your response to comment 6 in our letter dated October 14, 2014 that you will fix the inconsistency in the amended Form 10. However, we note that the inconsistency has not been resolved in the amendment. We reissue prior comment 6.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director